FUSA Capital Corporation
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1420 5th Avenue, Suite 2200, Seattle, WA 98101 (888) 366-6115

April 12, 2006

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention:	Brad Skinner
Accounting Brach Chief

VIA EDGAR AS CORRESPONDENCE

Ladies and Gentlemen:

This letter is written in my official capacity as President and Chief Executive Officer of FUSA Capital Corporation, a Nevada corporation (“FUSA”) regarding our filing on Form 8-K on March 30, 2006, Item 4.01.

The purpose of this letter is to provide more information regarding the resignation of our independent auditors, Braverman International, P.C. on March 23, 2006 and their subsequent re-instatement as FUSA’s independent auditors.

As President, Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer of FUSA, I had primary responsibility for preparing the materials and providing the disclosure and information necessary for our auditors to complete the audit for the fiscal year ending December 31, 2005. Although I provided complete disclosure to our financial consultant who assisted us in preparing our financial statements, some of this information was not transmitted from our consultant to our auditors regarding certain related party transactions and other matters.

These and other oversights resulted in our auditor sending a letter indicating he would need to make a trip to our offices in Vancouver and spend several days resolving this and other disclosure matters. I failed to respond to this letter as requested by the auditor, who could not proceed without resolving the questions he had in this matter. As a result of my failure to respond, our auditor resigned as of March 23, 2006.

Subsequent to our auditor’s resignation, I responded to his letter and authorized his trip to spend several days with us to resolve outstanding problems in our disclosure and records. During this trip of three days, our auditor was able to resolve the issues that prevented him from completing the audit and was able to continue the engagement.

Braverman International, P.C. now understands that any failure to disclose related party transactions and other disclosure failures with respect to the audit were inadvertent and have been resolved satisfactorily within the context of the audited financial statements.

Therefore, Braverman International, P.C. now believes that it can rely on the representations of management. Braverman International, P.C. still has concerns regarding the adequacy of FUSA’s internal controls, as expressed by them in their management comment letter to us. Management has responded to this issue in Item 8A of the Company’s annual report filed on Form 10KSB on April 12, 2006.

Braverman International, P.C. was able to satisfy their audit requirements through the representations of management and other substantive documentation provided during their examination of our financial statements. We understand that they did not rely on our internal controls in order to complete the audit for the fiscal year end December 31, 2005.

Please do not hesitate to contact the undersigned with any additional questions. We trust that this letter resolves any concerns generated by Item 4.01 of our Form 8-K filed on March 30, 2006.

Very best regards,

/s/ Jenifer Osterwalder
Jenifer Osterwalder
President and CEO
FUSA Capital Corporation

We agree with the information contained in this letter.

/s/ Ivan Braverman
Ivan Braverman, President
Braverman International, P.C.
Prescott, Arizona
April 13, 2006